SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.

(Amendment No. 2)*

LRAD Corporation

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

50213V109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 50213V109
(1)	Names of Reporting Persons Iroquois Capital Management L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power

	(6)	Shared Voting Power 1,395,729 shares of Common Stock

	(7)	Sole Dispositive Power

	(8)	Shared Dispositive Power 1,395,729 shares of Common Stock

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,395,729 shares of Common Stock

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 4.2%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No: 50213V109
(1)	Names of Reporting Persons Richard Abbe
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 197,004

	(6)	Shared Voting Power 1,395,729 shares of Common Stock

	(7)	Sole Dispositive Power 197,004

	(8)	Shared Dispositive Power 1,395,729 shares of Common Stock
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,592,733 shares of Common Stock

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 4.8%

(12)	Type of Reporting Person (See Instructions) IN

CUSIP No: 50213V109
(1)	Names of Reporting Persons Kimberly Page
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power

	(6)	Shared Voting Power 1,395,729 shares of Common Stock

	(7)	Sole Dispositive Power

	(8)	Shared Dispositive Power 1,395,729 shares of Common Stock

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,395,729 shares of Common Stock

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 4.2%

(12)	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13G filed on June 25, 2018 and as amended on February 14, 2019 (the “Original Schedule 13G”) with respect to the Common Stock, $0.00001 par value (the “Common Stock”) of LRAD Corp., a Delaware corporation (the “Company”) to correct the amount of shares of Common Stock beneficially owned by Mr. Abbe. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates each of Item 4 and Item 5 in its entirety as set forth below.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 33,186,989 shares of Common Stock issued and outstanding as of December 13, 2018, as represented in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 21, 2018.

As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. (“Iroquois Master Fund”) held 1,395,729 shares of Common Stock. Mr. Abbe and Ms. Page share has the authority and responsibility for the investments made on behalf of Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund. Iroquois is the investment manager for Iroquois Master Fund and Mr. Abbe is President of Iroquois. In addition, by virtue of his position as a managing member of Kensington Investment Partners LLC, Mr. Abbe may be deemed to be the beneficial owner of the 57,747 shares of Common Stock held by such entity. In addition, by virtue of his position as a custodian or trustee of certain Accounts (The Samantha Abbe Irrevocable Trust, The Talia Abbe Irrevocable Trust and The Bennett Abbe Irrevocable Trust), Mr. Abbe may be deemed to be the beneficial owner of the 139,257 shares of Common Stock held in aggregate by such Accounts. In addition, by virtue of his position as trustee of the Abbe Berman Foundation, Mr. Abbe may be deemed to be the beneficial owner of the 9,007 shares of Common Stock held by the Abbe Berman Foundation. The amounts shown as beneficially owned do not include 109,748 shares of Common Stock held by The Merav Abbe Trust, which holds a majority interest in Iroquois, as Mr. Abbe does not have voting or dispositive control over those shares. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of Iroquois Master Fund and Mr. Abbe and Ms. Page hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2019

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Richard Abbe
Richard Abbe, Authorized Signatory

/s/ Richard Abbe
Richard Abbe

/s/ Kimberly Page
Kimberly Page